UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces First Quarter 2019 Results

Mexico City, April 26, 2019, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2019.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Volumes performed strongly in Brazil; transactions outperformed volumes in Argentina and Brazil.
•	Revenues increased 4.8%, while comparable revenues grew 10.0%. Pricing ahead of inflation in most of our operations, combined with volume growth in Brazil was partially offset by unfavorable currency translation effects from all of our operating currencies.
•	Operating income declined 0.9% while comparable operating income increased 9.2%, driven mainly by higher concentrate costs, higher PET prices, the depreciation of most of our operating currencies as applied to our U.S. dollar denominated raw material costs and higher labor expenses, effects that were partially offset by lower sweetener costs and operating expense efficiencies.
•	Earnings per share[1] were Ps. 0.15 (earnings per unit were Ps. 1.23 and per ADS were Ps. 12.33).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q19	1Q19	1Q19	1Q19
As Reported (2)	Consolidated	4.8%	3.3%	(0.9%)	7.3%
	Mexico & Central America	11.4%	12.4%	15.6%
	South America	(1.9%)	(6.4%)	(15.0%)

Comparable (3)	Consolidated	10.0%	8.8%	9.2%
	Mexico & Central America	7.2%	8.3%	12.4%
	South America	13.7%	9.7%	5.4%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“I am pleased with our Company’s positive results to start the year. Despite currency volatility and uncertain economic conditions that affected our financial performance, our revenues grew 4.8% while our comparable revenues grew 10.0%. In addition, our operating income declined 0.9% while our comparable operating income increased 9.2%. In Mexico & Central America, we reported healthy top-and-bottom line growth, as we continued leveraging our state-of-the-art analytics capabilities. Our South America Division’s performance was driven mainly by strong volume growth in Brazil, where we continued to gain share across categories thanks to our robust portfolio and relentless point-of-sale execution. To protect our profitability, we continued to implement mitigation actions to navigate complex environments in Colombia and Argentina. Finally, guided by the clarity of our vision of becoming a total beverage leader with global footprint, on April 11, we completed our previously announced stock split and listing of units for trading in the Mexican Stock Exchange and the New York Stock Exchange. This important milestone enhances the flexibility of our capital structure by increasing our capacity to issue equity, positioning our Company for further sustainable, profitable growth and expansion.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares); earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	According to IFRS 5, figures for 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(3)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•      During the first quarter 2019, the Company prepaid Ps. 4,700 million of bilateral loans due in October 2019.

•     On March 8, 2019, the Company held an Extraordinary General Shareholders Meeting that resolved amendments to the Company´s bylaws. As a result, Series A shareholders are entitled to appoint up to 13 Directors, Series D shareholders are entitled to appoint up to 5 and Series L shareholders continue to have the right to appoint up to 3. On March 14, as a result of these amendments our shareholders approved a Board of Directors composed of 18 members as compared to 21, previously.

•      On March 14, 2019, the Company held its Annual Ordinary General Shareholders Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2018, the annual report presented by the Board of Directors, the declaration of dividends corresponding to fiscal year 2018, and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2019. Shareholders approved the payment of the proposed cash dividend of Ps. 3.54 per share. After giving effect to the stock split, the dividend payment approved is equivalent to Ps. 0.4425 per share, to be paid in two installments as of May 3, 2019, and November 1, 2019.

•      On April 11, 2019, Coca-Cola FEMSA completed the previously announced eight-for-one stock split, the issuance of new Series B shares (with full voting rights) and the creation and listing of KOF UBL units. As a result, (a) Series A and Series D split eight-for-one, and (b) for each Series L shares (KOF L), its holders received a new KOF UBL unit that replaces the previous KOF L. Each new KOF UBL unit consists of 3 Series B shares and 5 Series L shares (with limited voting rights). As of the same date, KOF UBL units were listed for trading on the Mexican Stock Exchange (BMV) under ticker symbol KOF UBL and ADSs (each representing 10 units) were listed for trading on the New York Stock Exchange (NYSE) under ticker symbol KOF.

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

•      Coca-Cola FEMSA released its 2018 integrated report entitled “Clarity, Consistency and Commitment”, the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q2019 Results	Page 2 of 13
April 26, 2019

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	1Q 2019	1Q 2018	Δ%	Δ%
Total revenues	46,248	44,122	4.8%	10.0%
Gross profit	20,892	20,215	3.3%	8.8%
Operating income	5,714	5,765	(0.9%)	9.2%
Operating cash flow (3)	8,541	8,164	4.6%	11.1%

Volume increased 1.0% to 796.1 million unit cases, driven mainly by a 9.1% growth in Brazil and the consolidation of recently acquired territories in Guatemala and Uruguay partially offset by volume declines in the rest of our operations. On a comparable basis, total volumes remained flat at 0.1%.

Total revenues increased 4.8% to Ps. 46,248 million, driven mainly by price increases in line with or above inflation across our territories coupled with volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay and a favorable mix effect driven by transactions growing ahead of volumes. These factors were partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with volume decline in Argentina, Colombia and Mexico. On a comparable basis, total revenues increased 10.0%.

Gross profit increased 3.3% to Ps. 20,892 million, and gross margin contracted 60 basis points to 45.2%. Lower sweetener prices were offset by i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) higher PET prices across most of our operations; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 8.8%.

Operating income declined 0.9% to Ps. 5,714 million, and operating margin contracted 70 basis points to 12.4%. This decline was driven mainly by higher labor and freight expenses coupled with restructuring indemnities, effects that were partially offset by operating expense efficiencies. On a comparable basis, operating income increased 9.2%.

(1)              According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 3 of 13
April 26, 2019

Comprehensive financing result recorded an expense of Ps. 1,593 million, compared to an expense of Ps. 2,100 million in the same period of 2018. This reduction was driven mainly by a reduction in our interest expense, net, a reduction in foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso during the first quarter of 2019—and a reduction in other financial expenses.

Income tax as a percentage of income before taxes was 32.6% as compared to 30.7% during the same period of the previous year. This increase was driven mainly by the increase in the relative weight of Brazil’s profits in our consolidated results, which has a higher tax rate, and a higher effective tax in Colombia.

Net income attributable to equity holders of the company reached Ps. 2,590 million as compared to Ps. 2,414 million during the same period of the previous year. Earnings per share1 were Ps. 0.15 (earnings per unit5 were Ps. 1.23 and earnings per ADS were Ps. 12.33).

(1)           Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 4 of 13
April 26, 2019

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	1Q 2019	1Q 2018	Δ%	Δ%
Total revenues	24,823	22,277	11.4%	7.2%
Gross profit	11,781	10,484	12.4%	8.3%
Operating income	3,076	2,662	15.6%	12.4%
Operating cash flow (3)	4,772	4,096	16.5%	12.5%

Volume increased 0.7% to 478.0 million unit cases, driven by the consolidation of recently acquired territories in Guatemala and volume growth in Costa Rica, partially offset by volume decline in Mexico, Nicaragua and Panama. On a comparable basis, volume declined 2.3%.

Total revenues increased 11.4% to Ps. 24,823 million, driven by pricing ahead of inflation across the division, volume growth in Costa Rica and the consolidation of recently acquired territories in Guatemala as of May 1, 2018, partially offset by volume declines in Mexico, Nicaragua and Panama and by an slight unfavorable mix driven by volumes outperforming transactions. On a comparable basis, total revenues increased 7.2%.

Gross profit increased 12.4% to Ps. 11,781 million and gross profit margin expanded 40 basis points to 47.5% driven mainly by our pricing initiatives and lower sweetener costs. These factors were partially offset by higher concentrate costs in Mexico, higher PET prices and an unfavorable currency hedging position in Mexico. On a comparable basis, gross profit increased 8.3%.

Operating income increased 15.6% to Ps. 3,076 million in the first quarter of 2019, and operating income margin expanded 50 basis points to 12.4% during the period driven mainly by lower maintenance and freight costs, partially offset by a non-cash operating foreign exchange loss and restructuring indemnities. On a comparable basis, operating income increased 12.4%.

(1)              According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 5 of 13
April 26, 2019

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	1Q 2019	1Q 2018	Δ%	Δ%
Total revenues	21,425	21,845	(1.9%)	13.7%
Gross profit	9,111	9,732	(6.4%)	9.7%
Operating income	2,638	3,103	(15.0%)	5.4%
Operating cash flow (3)	3,768	4,068	(7.4%)	9.1%

Volume increased 1.6% to 318.1 million unit cases, driven by a 9.1% volume growth in Brazil and the consolidation of the recently acquired territory in Uruguay partially offset by volume declines in Argentina and Colombia. On a comparable basis, volume grew 4.3%.

Total revenues declined 1.9% to Ps. 21,425 million, driven mainly by a volume contraction in Argentina and Colombia, coupled with an unfavorable currency translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real, and the Colombian Peso as compared to the Mexican Peso. These factors were partially offset by strong volume growth in Brazil, pricing ahead of inflation in Argentina, Brazil, and Colombia, a favorable mix effect driven by transactions outperforming volumes, and the consolidation of the recently acquired territory in Uruguay as of July 1, 2018. On a comparable basis, total revenues increased 13.7%.

Gross profit decreased 6.4% to Ps. 9,111 million, and gross profit margin contracted 200 basis points to 42.5%. This is a result of higher PET prices in the division, higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus free trade zone, and the depreciation of the average exchange rate of the Argentine Peso, the Brazilian Real, and the Colombian Peso as applied to our U.S. dollar-denominated raw material costs. These factors were partially offset by our pricing initiatives and lower sweetener prices. On a comparable basis, gross profit increased 9.7%.

Operating income decreased 15.0% to Ps. 2,638 million in the first quarter of 2019, resulting in a margin contraction of 190 basis points to 12.3% driven mainly by restructuring indemnities in Colombia, partially offset by operating expense efficiencies. On a comparable basis, operating income increased 5.4%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and
(3)	Opering cash flow = opering income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 6 of 13
April 26, 2019

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Argentina’s results from 2019 and 2018. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

(*)Reported 2018 figures reflect the Philippines as a discontinued operation.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 7 of 13
April 26, 2019

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOF UBL | NYSE (ADS), Ticker: KOF | Ratio of KOF UBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q2019 Results	Page 8 of 13
April 26, 2019

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	4,837.8		4,685.5		3.3%	3.1%
Volume (million unit cases)	796.1		787.9		1.0%	0.1%
Average price per unit case	52.57		51.30		2.5%
Net revenues	46,021		44,005		4.6%
Other operating revenues	227		117		93.8%
Total revenues (2)	46,248	100.0%	44,122	100.0%	4.8%	10.0%
Cost of goods sold	25,355	54.8%	23,907	54.2%	6.1%
Gross profit	20,892	45.2%	20,215	45.8%	3.3%	8.8%
Operating expenses	14,847	32.1%	14,370	32.6%	3.3%
Other operative expenses, net	310	0.7%	31	0.1%	890.0%
Operative equity method (gain) loss in associates(3)	22	0.0%	49	0.1%	-55.6%
Operating income (6)	5,714	12.4%	5,765	13.1%	-0.9%	9.2%
Other non operative expenses, net	75	0.2%	62	0.1%	21.1%
Non Operative equity method (gain) loss in associates (5)	(34)	-0.1%	12	0.0%	NA
Interest expense	1,735		2,009		-13.7%
Interest income	249		376		-33.9%
Interest expense, net	1,486		1,633		-9.0%
Foreign exchange loss (gain)	112		221		-49.1%
Loss (gain) on monetary position in inflationary subsidiries	(5)		-		NA
Market value (gain) loss on financial instruments	(0)		246		NA
Comprehensive financing result	1,593		2,100		-24.1%
Income before taxes	4,079		3,592		13.6%
Income taxes	1,331		1,102		20.8%
Result of discontinued operations	-		51		NA
Consolidated net income	2,749		2,541		8.2%
Net income attributable to equity holders of the company	2,590	5.6%	2,414	5.5%	7.3%
Non-controlling interest	158	0.3%	127	0.3%	24.3%

Operating Cash Flow & CAPEX	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Operating income (6)	5,714	12.4%	5,765	13.1%	-0.9%
Depreciation	2,262		1,983		14.1%
Amortization and other operative non-cash charges	564		416		35.6%
Operating cash flow (6)(7)	8,541	18.5%	8,164	18.5%	4.6%	11.1%
CAPEX	1,541		1,612		-4.5%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 12 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.

(4)              According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(5)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(6)              The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(8)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 9 of 13
April 26, 2019

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,688.4		2,674.0		0.5%	0.0%
Volume (million unit cases)	478.0		474.9		0.7%	-2.2%
Average price per unit case	51.86		46.89		10.6%
Net revenues	24,788		22,269
Other operating revenues	35		9
Total Revenues (2)	24,823	100.0%	22,277	100.0%	11.4%	7.2%
Cost of goods sold	13,042	52.5%	11,794	52.9%
Gross profit	11,781	47.5%	10,484	47.1%	12.4%	8.3%
Operating expenses	8,556	34.5%	7,866	35.3%
Other operative expenses, net	112	0.5%	(103)	-0.5%
Operative equity method (gain) loss in associates (3)	36	0.1%	59	0.3%
Operating income (4)	3,076	12.4%	2,662	11.9%	15.6%	12.4%
Depreciation, amortization & other operating non-cash charges	1,696	6.8%	1,434	6.4%
Operating cash flow (4)(5)	4,772	19.2%	4,096	18.4%	16.5%	12.5%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 12 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Estrella Azul, among others.

(4)              The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,149.4		2,011.5		6.9%	7.9%
Volume (million unit cases)	318.1		313.0		1.6%	4.3%
Average price per unit case	53.65		57.98		-7.5%
Net revenues	21,233		21,737
Other operating revenues	192		108
Total Revenues (2)	21,425	100.0%	21,845	100.0%	-1.9%	13.7%
Cost of goods sold	12,314	57.5%	12,113	55.5%
Gross profit	9,111	42.5%	9,732	44.5%	-6.4%	9.7%
Operating expenses	6,291	29.4%	6,504	29.8%
Other operative expenses, net	197	0.9%	135	0.6%
Operative equity method (gain) loss in associates (3)	(15)	-0.1%	(10)	0.0%
Operating income (4)	2,638	12.3%	3,103	14.2%	-15.0%	5.4%
Depreciation, amortization & other operating non-cash charges	1,130	5.3%	965	4.4%
Operating cash flow (4)(5)	3,768	17.6%	4,068	18.6%	-7.4%	9.1%

(1)           Except volume and average price per unit case figures.

(2)           Please refer to page 12 for revenue breakdown.

(3)           Includes equity method in Leao Alimentos, Verde Campo, among others.

(4)           The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5)           Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)           Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance

Coca-Cola FEMSA Reports 1Q2019 Results	Page 10 of 13
April 26, 2019

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-19	Dec-18	% Var.	Liabilities & Equity	Mar-19	Dec-18	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	16,862	11,604	45%
	23,615	23,727	0%	Suppliers	16,547	19,746	-16%
Total accounts receivable	10,814	14,847	-27%	Short-term leasing Liabilities	498	-
Inventories	10,661	10,051	6%	Other current liabilities	22,587	14,174	59%
Other current assets	8,699	8,865	-2%	Total current liabilities	56,494	45,524	24%
Total current assets	53,789	57,490	-6%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	59,328	70,201	-15%
Property, plant and equipment	105,485	106,259	-1%	Long Term Leasing Liabilities.	1,146	-
Accumulated depreciation	(45,073)	(44,316)	2%	Other long-term liabilities	16,645	16,313	2%
Total property, plant and equipment, net	60,411	61,942	-2%	Total liabilities	133,612	132,037	1%
Right of use assets	1,637	-	NA	Equity
Investment in shares	10,688	10,518	2%	Non-controlling interest	6,808	6,807	0%
Intangible assets and other assets	115,640	116,804	-1%	Total controlling interest	118,674	124,943	-5%
Other non-current assets	16,931	17,033	-1%	Total equity	125,483	131,750	-5%
Total Assets	259,095	263,788	-2%	Total Liabilities and Equity	259,095	263,788	-2%

	March 31, 2019

Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	57.3%	10.9%	8.4%
U.S. Dollars	9.5%	0.0%	3.9%
Colombian Pesos	1.9%	85.3%	5.7%
Brazilian Reals	29.3%	1.8%	8.5%
Uruguayan Pesos	1.7%	0.0%	10.0%
Argentine Pesos	0.3%	0.0%	39.7%
Total Debt	100%	4.6%	8.1%
(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2019	FY 2018	Δ%
Net debt including effect of hedges (1)(3)	51,590	56,934	-9.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.43	1.61
Operating cash flow/ Interest expense, net (1)	5.75	5.40
Capitalization (2)	41.2%	40.5%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 11 of 13
April 26, 2019

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2019					1Q 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	304.5	21.9	66.0	29.2	421.6	310.1	25.2	66.5	28.2	430.0	-1.9%
Central America	48.0	3.0	0.2	5.1	56.4	36.8	2.9	0.2	5.0	44.9	25.5%
Mexico and Central America	352.5	24.9	66.2	34.3	478.0	347.0	28.1	66.7	33.1	474.9	0.7%
Colombia	45.7	6.3	4.7	3.6	60.4	50.4	6.8	5.1	4.4	66.7	-9.4%
Brazil	182.3	14.6	2.4	13.1	212.4	169.3	12.4	2.1	10.9	194.8	9.1%
Argentina	27.4	3.8	1.0	2.5	34.7	40.8	5.3	1.5	4.0	51.6	-32.7%
Uruguay	9.5	1.0	-	0.1	10.6	-	-	-	-	-	NA
South America	264.9	25.7	8.1	19.4	318.1	260.5	24.6	8.6	19.3	313.0	1.6%
TOTAL	617.4	50.6	74.3	53.7	796.1	607.5	52.6	75.3	52.4	787.9	1.0%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2019				1Q 2018 (3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,827.4	144.3	251.4	2,223.1	1,886.4	182.7	230.3	2,299.4	-3.3%
Central America	388.4	17.9	58.9	465.3	295.2	16.3	63.1	374.6	24.2%
Mexico and Central America	2,215.9	162.3	310.3	2,688.4	2,181.6	199.0	293.4	2,674.0	0.5%
Colombia	333.5	84.8	39.5	457.8	373.5	83.6	48.7	505.8	-9.5%
Brazil	1,180.9	124.8	130.0	1,435.7	1,024.3	108.3	116.0	1,248.7	15.0%
Argentina	160.0	22.6	18.3	200.9	204.4	27.5	25.1	257.0	-21.8%
Uruguay	50.1	4.2	0.7	55.0	-	-	-	-	-
South America	1,724.4	236.4	188.6	2,149.4	1,602.2	219.4	189.9	2,011.5	6.9%
TOTAL	3,940.3	398.7	498.8	4,837.8	3,783.8	418.4	483.3	4,685.5	3.3%

Revenues
Expressed in million Mexican Pesos	1Q 2019	1Q 2018 (3)	Δ %
Mexico	20,574	19,084	7.8%
Central America	4,248	3,193	33.0%
Mexico and Central America	24,823	22,277	11.4%
Colombia	3,189	3,600	-11.4%
Brazil (4)	15,512	14,848	4.5%
Argentina	1,825	3,397	-46.3%
Uruguay	899	-	-
South America	21,425	21,845	-1.9%
TOTAL	46,248	44,122	4.8%

(3) Volume, transactions and revenues for 1Q 2018 are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps.4,166.6 million for the first quarter of 2019 and Ps. 3,586.5 million for the same period of the previous year.

(1)           Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

(2)           Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 12 of 13
April 26, 2019

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q19
Mexico	3.52%	0.03%
Colombia	2.88%	1.76%
Brazil	4.00%	1.18%
Argentina	53.26%	10.80%
Costa Rica	1.40%	0.21%
Panama	-0.70%	-0.09%
Guatemala	4.81%	1.63%
Nicaragua	3.41%	0.30%
Uruguay	7.60%	4.17%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q19	1Q18	Δ %
Mexico	19.22	18.76	2.5%
Colombia	3,134.36	2,860.36	9.6%
Brazil	3.77	3.24	16.2%
Argentina	39.10	19.70	98.4%
Costa Rica	609.96	571.95	6.6%
Panama	1.00	1.00	0.0%
Guatemala	7.72	7.37	4.8%
Nicaragua	32.53	30.98	5.0%
Uruguay	32.83	28.46	15.4%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-19	Mar-18	Δ %	Dic-18	Dic-17	Δ %
Mexico	19.38	18.34	5.6%	19.68	19.74	-0.3%
Colombia	3,174.79	2,780.47	14.2%	3,249.75	2,984.00	8.9%
Brazil	3.90	3.32	17.2%	3.87	3.31	17.1%
Argentina	43.35	20.15	115.1%	37.70	18.65	102.1%
Costa Rica	602.36	569.31	5.8%	611.75	572.56	6.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.40	3.8%	7.74	7.34	5.4%
Nicaragua	32.72	31.16	5.0%	32.33	30.79	5.0%
Uruguay	33.48	28.35	18.1%	32.39	28.76	12.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q2019 Results	Page 13 of 13
April 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: April 26, 2019